OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Cyndescope, Inc.

1123 N 63rd St
Philadelphia, **PA 19151**

www.optonome.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT OPPORTUNITY

Promissory Notes (Senior Debt)

20% Annual Interest Rate

Initial Grace Period: 3 months (number of months after final Closing after which Periodic Payments begin)

Periodic Payment Period: Every 3 months, following the Initial Grace Period.

Periodic Payment Amount: All interest accrued based on investment amount

Maturity Date: the first business day of the 21st month following the Initial Grace Period.

All outstanding principal and unpaid accrued interest shall be due and payable at the Maturity Date.

(See Exhibit F to the Offering Document for a complete set of Terms)

Maximum ($1,070,000) of Promissory Notes

Minimum ($10,000) of Promissory Notes

Company	Cyndescope, Inc. (*d/b/a Amity Care Cloud; Optonome; Optonome Home; Optonome Health*)
Corporate Address	1123 N 63rd St, Philadelphia PA 19151
Description of Business	Mobile, home and community communication, training and management for real estate, small business, and healthcare.
Type of Security Offered	Promissory Notes
Minimum Investment Amount (per investor)	$252.00

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Cyndescope, Inc. is an advanced technology company focusing on the research and experience of its founder Dennis Dicker. Its first software solution "Optonome" accessible via desktop computer or smart device helps individuals with health care needs communicate and receive proper care no matter their location. With instant messaging, training based on state regulations and automated compliance and regulation monitoring. Home healthcare workers are able to focus on care and less administrative duties. We are leveraging our technology to help create social impact solutions for real estate investors as well as community organizations. Optonome is currently live and being used by many healthcare and real estate professionals in Pennsylvania, USA.

Sales, Supply Chain, & Customer Base

Anyone who uses the Optonome platform will benefit by helping home healthcare providers, direct support professionals (DSP) and families support individuals with autism or intellectual disabilities. These individuals have many needs other than support services and housing is one of them. Our customer base currently includes healthcare providers interested in or already offering Medicaid, Medicare or private pay services to seniors adults or children no matter their disability.

Competition

While competitors are focusing on part of the problem, Optonome provides a complete solution that is scalable. Unlike Therap, Homecare Homebase, Relias Learning, Caregiverlist, PointClickCare, Caring.com, ClearCare, Care3, Axxess, MySupport, HayStack,Wellth and many other solutions on the market there is still over a 50% turnover careworker rate with families and providers losing billions of dollars a year on administrative tasks.

Liabilities and Litigation

None

The team

Officers and directors

Dennis Dicker	Founder/CEO/Chairman Of The Board

Dennis Dicker

A serial entrepreneur and computer engineer who was a primary patent examiner from 2007-2014 researching and approving technologies for the USPTO - started purchasing properties in 2005 and started his own real estate company in 2007. As CEO he purchased and rented homes to underserved populations through Section 8 Vouchers, students and professionals. From 2011-2016, as Founder and Executive Director of Amity Care, he conducted research to select a population that is under-served and faces problems he knew he could fix. Then he set up a company to serve that population: adults with Autism Spectrum Disorder (ASD) or Intellectual Disabilities (ID). In 2012, he then obtained the necessary licensure and insurance certification to provide comprehensive services and 24-hour residential care for Medicaid participants. He quickly built a profitable business doing the traditional work of Medicaid-funded service providers for the target population. In 2014, The business doubled as a living laboratory when Cyndescope, Inc was incorporated. As CEO of Cyndescope Inc. he closely examined every problem in the healthcare and real estate industry and created technology-enhanced solutions, testing them and perfected them — improving his own businesses while developing products everyone can use. Optonome is built on years of experience, research, development and planning.

Number of Employees: 5

Related party transactions

The company revenues in 2016 were generated from software services offered to its existing shareholder (Amity Care - A C-corporation 100% owned by Dennis Dicker). The company revenues in 2017 were generated from software services offered to its existing shareholder (Financial Investments and Real Estate, LLC - Single member LLC owned by Dennis Dicker) . The company has an outstanding note to one of its existing shareholders for $159,500 (Financial Investments and Real Estate, LLC - Single member LLC owned by Dennis Dicker). The notes bears a cash interest of 25%, paid yearly, with the balance due and payable on December 31, 2018. The company rents office space from an existing shareholder (Health Wildcatters) with a month to month lease at $299 per month.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Intellectual Property** The Company intends to file patent applications and build its intellectual property portfolio as we discover new technologies related to real estate and healthcare.
- **There are several potential competitors who are better positioned than we are to**

take the majority of the market. We will compete with larger, established software companies who currently have products on the market. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing for equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the Optonome platform developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is not a brand-new company.** It has history, with clients, and revenues. If you are investing in this company, it's because you think the Optonome platform is a good idea, that Cyndescope, Inc. will be able to secure the intellectual property rights to the Optonome platform and that the company will secure the exclusive marketing and manufacture rights to the Optonome platform, that we will be able to successfully market, manufacture and sell the Optonome platform, that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Revenues from related parties.** During the years ended December 31, 2017 and 2016, 100% and 93%, respectively, of revenue was from two entities wholly owned by Dennis Dicker, the sole shareholder the the Company.

- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Optonome has priced the services at a level that allows the company to make a profit and still attract business.

- **We may depend on tenants for some of our revenue and therefore our revenue may depend on the success and economic viability of our tenants.** We will be highly dependent on income from tenants in one of our specially outfitted homes. Our financial results will depend in part on leasing space in the properties we acquire to tenants on economically favorable terms. In the event of a tenant default prior to stabilization, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. A default, of a substantial tenant or number of tenants at any one time, on lease payments to us would cause us to lose the revenue associated with such lease(s) and cause us to have to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. Therefore, lease payment defaults by tenant(s) could cause us to lose our investment or reduce the amount of distributions to Shareholders.

- **Although we will make best efforts to acquire applicable licenses and permits, we may otherwise may fail to comply with applicable law, and in such case the**

we may be subject to fines or be unable to operate, which might result in financial damage to the Company. As a provider of residential care services licensed by the Department of Social Services, the lessee or operator will be required to comply with the federal and state laws and regulations governing health care providers as a Residential Care Facility. If we fail to obtain or maintain the appropriate licenses and permits, it will be unable to operate, which would materially and adversely affect its ability to pay rent and therefore materially and adversely affect us. Further, if we fail to otherwise comply with applicable law, it may be subject to fines and other punishment, which would also materially and adversely affect us.

- **The current laws concerning health care may increase our costs of compliance or affect our ability to charge our intended rates.** Changes in regulation of healthcare, and in particular regulation of health insurance providers, or a transition to a government insured health system, could adversely impact the ability of healthcare institutions and professionals to continue to realize current revenue levels as a result of, among other causes, government restrictions on amounts charged, increased operating costs as a result of compliance or delays in reimbursement to our residents. While operation of these types of properties does not rely directly on government programs for income, any changes in government health care programs may affect the ability of these properties to charge the fees contemplated or to collect fees from residents of the properties. Were such circumstances to become a reality, operations of the lessee or operator could be affected adversely both administratively and financially. In such an event the ability to recognize appreciation on any acquired properties which we may acquire may be adversely affected, or a diminution of value could occur, as a result of rental market rates for senior living care facilities decline on a broader scale.

- **Healthcare operations are subject to litigation risks and increasing insurance costs, and if such anticipated costs arise, our ability to pay distributions to Shareholders will be adversely affected.** In several well publicized instances, private litigation by residents of healthcare facilities for negligence or alleged abuses has resulted in large damage awards against some operating companies. The effect of this litigation and potential litigation has been to dramatically increase the costs of monitoring and reporting quality of care compliance incurred by companies operating home healthcare facilities. Workers compensation and employee health insurance costs have also increased in recent years. Medical liability insurance reform has become a topic of political debate and some states have enacted legislation to limit future liability awards. However, if such reforms are not generally adopted, insurance costs may continue to increase. If insurance costs increase faster than projected it will likely adversely affect the operating cash flow, and therefore adversely affect our ability to pay distributions to Shareholders.

- **We may not make a profit if we sell a property.** The prices that we can obtain when we determine to sell a property will depend on many factors that are presently unknown, including the operating history, tax treatment of real estate investments, demographic trends in the area and available financing. There is a risk that we will not realize any significant appreciation on our investment in a property. Accordingly, your ability to recover all or any portion of your investment under such circumstances will depend on the amount of funds so realized and claims to be satisfied therefrom.

- **This offering is a blind pool offering, and therefore, Shareholders will not have the opportunity to evaluate some of our investments before we make them, which makes investments more speculative.** As of the date of this prospectus, we have not identified the assets we expect to acquire and because our Shareholders will be unable to evaluate the economic merit of assets before we invest in them, they will have to rely on the ability of our Management to select suitable and successful investment opportunities. These factors increase the risk that our Shareholders' investment may not generate returns comparable to our competitors.

- **Our properties may not be diversified.** Our potential profitability and our ability to diversify our investments may be limited, both geographically and by type of properties purchased. We will be able to purchase additional properties only as additional funds are raised. Our properties may not be well diversified and their economic performance could be affected by changes in local economic conditions. Our performance is therefore linked to economic conditions in the regions in which we will acquire properties and in the market for real estate properties generally. Therefore, to the extent that there are adverse economic conditions in the regions in which our properties are located and in the market for real estate properties, such conditions could result in a reduction of our income and cash to return capital and thus affect the amount of distributions we can make to you.

- **We may not have control over costs arising from rehabilitation or ground up construction of properties.** We may elect to acquire properties which may require rehabilitation or even be from the "ground up," meaning that we purchase the land and implement a plan to construct a home that is appropriate for home healthcare on the land. In particular, we may acquire affordable properties that we will rehabilitate and convert to market rate properties. We may also purchase land, entitle the land for home healthcare (if that is not already provided). Consequently, we intend to retain independent general contractors to perform the actual physical rehabilitation and/or construction work and will be subject to risks in connection with a contractor's ability to control rehabilitation and/or construction costs, the timing of completion of rehabilitation and/or construction, and a contractor's ability to build in conformity with plans and specification.

- **Inventory or available properties might not be sufficient to real our investment goals.** We may not be successful in identifying suitable real estate properties or other assets that meet our acquisition criteria, or consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions would impair the pursuit of our business plan. Shareholders ultimately may not like the location, lease terms or other relevant economic and financial data of any real properties, other assets or other companies that we may acquire in the future. Moreover, our acquisition strategy could involve significant risks that could inhibit our growth and negatively impact our operating results, including the following: increases in asking prices by acquisition candidates to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria; diversion of management's attention to expansion efforts; unanticipated costs and contingent or undisclosed liabilities associated with acquisitions; failure of acquired businesses to achieve expected results; and difficulties entering markets in which we have no or limited experience.

- **Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.** Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. We may be unable to realize our investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. An exit event is not guaranteed and is subject to the Management's discretion.

- **Our business depends on our information systems. Our inability to effectively integrate, manage and keep our information systems secure and operational could disrupt our operations.** Our business depends on effective, secure and operational information systems which include systems provided by external contractors and other service providers. Problems with, or the failure of, our technology and systems or any system upgrades or programming changes associated with such technology and systems, including any problems we may experience with the implementation of the new clinical software system, could have a material adverse effect on data capture, medical documentation, billing, collections, assessment of internal controls and management and reporting capabilities. Any such problems or failures and the costs incurred in correcting any such problems or failures, could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. Further, to the extent our external information technology contractors or other service providers become insolvent or fail to support the software or systems we have licensed from them, our operations could be materially adversely affected.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our creditor. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our creditor and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Dennis Dicker, 91.11% ownership, 820,000 shares of Common Stock

Classes of securities

- Common Stock: 900,000

  The Company is authorized to issue up to 1,000,000 shares of common stock. There are a total of 900,000 shares currently outstanding.

  Voting Rights *(of this security)*

  The holders of shares of the Company's Common Stock, par value $0.375 per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

- Promissory Notes: 0

<u>Terms</u>

Annual Interest Rate: 20%

Maturity Date: the first business day of the 21st month following the Initial Grace Period.

Initial Grace Period: 3 months (number of months after final Closing after which Periodic Payments begin)

Payment Period: Every 3 months, following the Initial Grace Period

Periodic Payment: All accrued and unpaid interest

Note Payments

1. In consideration for the proceeds of the Note and subject to the terms and conditions of the Note Subscription Agreement, the Company agrees to make Periodic Payments to the Subscriber in arrears by the 7th business day after the close of the 3 month period following the Initial Grace Period until the Company has paid 100% of the Amount Due to the Subscriber.

2. If the amount of a scheduled Periodic Payment exceeds the unpaid balance of the Amount Due, the Company shall pay to the Subscriber an amount equal to the unpaid balance of the Amount Due to the Subscriber in lieu of such Periodic Payment. In no event shall the Company be obligated to pay any amount to the Subscribers in excess of the Amount Due.

3. The Company may, in its sole discretion and without penalty, prepay the Notes in whole or in part.

4. If the Company's payment of any Periodic Payment due hereunder is more than 10 days late, the Company shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next Periodic Payment.

5. If, on the Maturity Date, the Subscribers have not received an aggregate amount of Periodic Payments and prepayments equal to Amount Due, the Company shall, within 10 business days of the Maturity Date, pay to each Subscriber an amount equal to the unpaid balance of the Investor Proportion of the Total Payment.

(*See Exhibit F to the Offering Document for a complete set of Terms*)

What it means to be a Minority Holder

As a Debt investor of Cyndescope, Inc., you not be an equity owner, and will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

This is a debt offering, and as such, does not pose a risk of dilution. If the offering exceeds its maximum, and the company amends the offering to increases the offering maximum, the investor may own a smaller piece of a larger pool of debt owed to for repayment.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Revenues

In 2017, the Company reached $104,500 in revenues with a net loss of $22,923 up from $56,870 in 2016 with a net loss of $23,076. During those years, 100% and 93%, respectively, of revenue was from two entities wholly owned by Dennis Dicker for lean software development. After release of the first application Amity Care Cloud in the iOS and Android app stores in late 2014, Dennis Dicker separate C-Corporation already offering Medicaid healthcare services generated close to $1M in revenues and was able to use Amity Care Cloud to remotely manage employees providing 24 hour healthcare in licensed community homes throughout Eastern Pennsylvania based on local, state and federal regulations, helping families, 3rd parties, support coordinators, advocates, and any care team member involved in the healthcare of people with disabilities transitioning out of institutions or hospitals a way to communicate or train with HIPAA compliance. In 2016, as a result of increased marketing efforts, the company received revenues from a non-related company offering Medicaid healthcare services. In 2017, using existing features, the company was able to offer Dennis Dicker separate LLC with over $2,000,000 in assets, a real estate finding and management solution for residential, multi-use, or commercial properties that were otherwise difficult to find and manage when offering housing to those with intellectual disabilities and autism. Investors should expect higher revenues as a result of these tested solutions being re-released into the market across the US.

Cost of Sales

Cost of sales increased from $79,946 in 2016 to $127,423 in 2017. The increase in the cost of sales was caused by a 84% increase in revenues in 2017 compared to 2016. The increase was also largely due to an increase in sales and development efforts as the company released products live in the market.

Financial Milestones

Revenue

The company invested for the continued growth of the brand and technology and as a result, generated sizeable net income losses. In 2017 the company reached $104,500 in revenues with a net loss of $22,923. During the years ended December 31, 2017 and 2016, 100% and 93%, respectively, of revenue was from two entities wholly owned by Dennis Dicker for faster in-market testing. We expect continued growth to be driven by our marketing strategies of the previous years. During 2016 and 2017, we focused on marketing and development by engaging, offering demonstrations and receiving feedback from healthcare providers representing more than 40,000 potential users and 100,000 potential homes in the Pennsylvania area. We currently have a contact list of over 100 healthcare providers employing over 10,000 staff and anticipate over 40,000 users to sign up in the next two years as we expand to other states. We also expect this number to increase after we launch our online home health care and real estate training programs with onsite assistance. We expect future milestones to exceed expectations as we release more features of the Optonome platform. The success of the fundraising campaign will directly impact and delay revenues if the Company is not able to acquire sites to offer onsite software managed services. There will be future financing events to help support our growth as a result of the Regulation A+ filing.

Cost of Sales

Cost of sales increased from $79,946 in 2016 to $127,423 in 2017. The increase in the cost of sales was caused by an 84% in revenues in 2017 compared to 2016. We expect the cost of sales to increase as we hire a US team of sales representatives, executives, and developers.

Expenses

As the company adds executives and support to handle the expected growth, a major expense will go towards the companies office, cost of sales and administrative expenses as we prepare to file future offerings, offer community activities and hire additional programmers to meet development milestones.

Liquidity and Capital Resources

The company is currently generating operating losses and is able to offer a debt raise using real estate assets sold at a discount and services managed by developed software for the continued infusion of new capital to continue business operations until the current milestone of programming and development are complete. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The Company has received $30,000 from Health Wildcatters in 2016 for participating in their healthcare accelerator program. Concurrent with this offering, the Company is seeking to raise up to an additional $5 million with lower interest terms through debt backed by real estate or private placement of its Series D Common Stock pursuant to Rule 506(c) under the Securities Act through a convertible note. Together with the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing and development efforts through revenue generating assets and fund working capital for expansion into all 50 states. See "Use of Proceeds". The Company believes that the funds from the private placement and this offering will enable it to fund operations through 2020, when, based on current assumptions, it expects to reach profitability.

Indebtedness

The company has an outstanding note to one of its existing shareholders (Financial Investments and Real Estate, LLC - Single member LLC owned by Dennis Dicker) for $159,500. The notes bears a cash interest of 25%, paid yearly, with the balance due and payable on December 31, 2018. Debt was accrued in 2018 and is not mentioned in the financial statements for 2016-17.

Recent offerings of securities

- 2016-10-19, Section 4(a)(2), 80000 Common Stock. Use of proceeds: Research and Development

Valuation

$10,000,000.00

We have been in development since 2013 with real users in the real estate and healthcare industries generating positive revenues. We are revenue positive and the price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600.00	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
R&D & Production	$9,400	$9,400
Marketing		$7,420
Working Capital		$10,400
SEC Filing		$28,580
Real Estate Acquisitions		$950,000
Total Use of Net Proceeds	$9,400	$1,005,800

R&D and Production - Continue testing and install beacon sensors in facilities and homes to subscribers

Marketing - Market services, complete blogs and press releases offered at new site locations in Philadelphia, Pennsylvania and through software around the USA.

Working Capital - Needed to bring executives onboard and continue day to day operations.

SEC Filing - Continue Regulation A+ filing process to raise funds and purchase additional properties for software offering in USA.

Real Estate Acquisitions - Property 1: 1645 S 54th St, 19143 **Property 2**: 1352 Farrington Rd, 19151; **Property 3**:

1123 N 63rd St, 19151; **Property 4**: 1113 N 63rd st, 19151; **Property 5**: 1128 N 63rd st, 19151.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.optonome.com/investors in the annual report section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Cyndescope, Inc.

[See attached]

CYNDESCOPE, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2016

AND

INDEPENDENT AUDITORS' REPORT

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

CYNDESCOPE, INC.

TABLE OF CONTENTS

Independent Auditors' Report

To the Stockholders
Cyndescope, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying financial statements of Cyndescope, Inc. (a Delaware corporation) (the 'Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

2000 Market Street, Suite 500, Philadelphia, PA 19103 p 215.496.9200 f 215.496.9604   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide. DFK

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cyndescope, Inc. as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred net losses of $22,923 and $23,076 during the years ended December 31, 2017 and 2016, respectively, and, as of December 31, 2017, had a working capital deficiency of $17,754 and an accumulated deficit of $365,658. Management's evaluation of the events and conditions and management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Friedman LLP

Philadelphia, Pennsylvania
August 16, 2018


CYNDESCOPE, INC.

BALANCE SHEETS


		December 31,		
		2017		**2016**
ASSETS				
Current assets				
Cash	$	1,000	$	6,208
Accounts receivable		9,500		-
Prepaid expenses		1,686		7,500
Total current assets		12,186		13,708
Other assets				
Security deposit		849		-
	$	13,035	$	13,708
LIABILITIES AND STOCKHOLDERS' DEFICIENCY				
Accounts payable and accrued expenses	$	30,789	$	11,080
Stockholders' deficit				
Common stock, $.375 par value; 1,000,000 shares authorized,				
900,000 issued and outstanding		337,500		337,500
Additional paid-in capital		10,404		7,675
Accumulated deficit		(365,658)		(342,547)
		(17,754)		2,628
	$	13,035	$	13,708

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2017	2016
Net revenue	$ 104,500	$ 56,870
Operating expenses		
Advertising	6,742	4,824
Bank fees	1,147	531
Consulting fees	7,600	4,150
Dues and subscriptions	7,511	1,590
IT and hosting	748	2,322
Office	31	126
Professional fees	16,000	2,349
Rent	3,588	-
Research and development costs	81,786	48,361
Taxes and licenses	-	923
Telephone	1,228	8,569
Travel, meals and entertainment	1,042	6,201
	127,423	79,946
Net loss	$ (22,923)	$ (23,076)

See notes to financial statements.

CYNDESCOPE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

YEARS ENDED DECEMBER 31, 2017 AND 2016

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance, January 1, 2016	$ 1	$ 7,674	$ 3,292	$ 10,967
Net loss	-	-	(23,076)	(23,076)
Issuance of common stock	337,500	-	-	337,500
Cost of reorganization of common stock	(1)	1	(307,500)	(307,500)
Dividends paid	-	-	(15,263)	(15,263)
Balance, December 31, 2016	337,500	7,675	(342,547)	2,628
Net loss	-	-	(22,923)	(22,923)
Capital contributions	-	2,729	-	2,729
Dividends paid	-	-	(188)	(188)
Balance, December 31, 2017	$ 337,500	$ 10,404	$ (365,658)	$ (17,754)

See notes to financial statements.

CYNDESCOPE, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2017	**2016**
Cash flows from operating activities		
Net loss	$ (22,923)	$ (23,076)
Adjustments to reconcile net loss to net cash used in operating activities		
Change in deferred tax asset	10,051	6,504
Change in valuation allowance on deferred tax asset	(10,051)	(6,504)
Changes in operating assets and liabilities		
Accounts receivable	(9,500)	-
Prepaid expenses	5,814	(7,500)
Security deposit	(849)	-
Accounts payable and accrued expenses	19,709	11,080
Net cash used in operating activities	(7,749)	(19,496)
Cash flows from financing activities		
Capital contributions	2,729	-
Proceeds from the issuance of common stock	-	30,000
Dividends paid	(188)	(15,263)
Net cash provided by financing activities	2,541	14,737
Net decrease in cash	(5,208)	(4,759)
Cash, beginning of year	6,208	10,967
Cash, end of year	$ 1,000	$ 6,208

CYNDESCOPE, INC.

NOTES TO FINANCIAL STATEMENTS

1 - BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Planned Operations

Cyndescope, Inc. (the Company) was formed in 2014 in the state of Delaware and is a start-up business whose planned operation is to be a provider of cloud-based software applications for use by the general public, healthcare professionals, individuals with disabilities, families and real estate professionals. The Company is currently still developing and testing these applications in the market and are in the research and development stage. The applications are operating under the names Optonome and Amity Cloud.

The Company's activities are subject to significant risk and uncertainties, including being unable to secure additional funding to make the Company's current technology operational. The Company expects the applications to be released starting the third quarter of 2018 and available for sale at that time.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development Costs

Development costs incurred internally in creating computer software to be sold, licensed, or otherwise marketed, are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Research costs are expensed as incurred. For costs that are capitalized, amortization is recorded using the straight-line method over the economic life of the product. Such amortization is recorded over a period not exceeding three years. The Company reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date. Technological feasibility has not yet been established. Therefore, all costs incurred through December 31, 2017 have been expensed, and the Company has not capitalized any costs of internally-developed computer software to be sold, licensed, or otherwise marketed, and has recognized no amortization expense in the years ended December 31, 2017 and 2016.

7

1 - **BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
(Continued)

Revenue Recognition
The Company is a start-up business and has not recognized any sales revenue related to its applications for the years ended December 31, 2017 and 2016. The revenue recognized for the years ended December 31, 2017 and 2016 are funds received for the use and testing of the applications from related parties. Revenue related to the use and testing by the related parties is recognized in the period for which the related party had access to the application. See Note 5 for additional disclosure.

Advertising Costs
Advertising costs are expensed as incurred. Total advertising expense was $6,742 and $4,824 for the years ended December 31, 2017 and 2016, respectively.

Income Taxes
The Company was organized as a "C" Corporation and is therefore subject to federal and state income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, which are not expected to be realized. Differences between financial reporting and tax bases arise most frequently from differences in timing of income and expense recognition. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year.

2 - **GOING CONCERN**

The financial statements have been prepared on a "going concern" basis, which assumes that the Company will continue in operation for at least one year beyond the date of the auditors' report and will be able to realize its assets and discharge its liabilities in the normal course of operations. As shown in the accompanying financial statements, the Company incurred net losses of $22,923 and $23,076 during the years ended December 31, 2017 and 2016, respectively, and, as of December 31, 2017, had a working capital deficiency of $17,754 and an accumulated deficit of $365,658. These factors create a substantial doubt about the Company's ability to continue as a going concern. Based on information currently available and barring unforeseen circumstances, management's plans include borrowing money through accredited and non-accredited investors for application development and assisting users of the

2 - GOING CONCERN (Continued)

application in completing renovation projects in order to meet cash flow demands. These loans will be interest-bearing and offer investors quarterly payouts. The ability of the Company to continue as a going concern and continue its operations is dependent on the Company's ability to successfully implement the plan of obtaining financing from outside lenders and investors. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3 - DEFERRED INCOME TAXES AND INCOME TAX PROVISION

The provision for income taxes consists of the following components:

	December 31,	
	2017	2016
Current		
Federal	$ -	$ -
State	-	-
	-	-
Deferred (expense) benefit		
Federal	5,965	4,600
State	4,086	1,904
	10,051	6,504
Valuation allowance change	(10,051)	(6,504)
	$ -	$ -

The categories of temporary differences that give rise to deferred tax assets are as follows:

	December 31, 2017		
	Federal	State	Total
Deferred tax assets (liabilities)			
Net operating loss carryforward	$ 3,600	$ 4,306	$ 7,906
Research and development credits	10,849	-	10,849
Cash to accrual differences	4,117	1,960	6,077
State tax benefit	(1,316)	-	(1,316)
Gross deferred tax asset	17,250	6,266	23,516
Valuation allowance	(17,250)	(6,266)	(23,516)
Net deferred tax asset	$ -	$ -	-

3 - DEFERRED INCOME TAXES AND INCOME TAX PROVISION (Continued)

	December 31, 2016		
	Federal	State	Total
Deferred tax assets (liabilities)			
Net operating loss carryforward	$ 4,490	$ 1,821	$ 6,311
Research and development credits	6,375	-	6,375
Cash to accrual differences	1,074	358	1,432
State tax benefit	(653)	-	(653)
Gross deferred tax asset	11,286	2,179	13,465
Valuation allowance	(11,286)	(2,179)	(13,465)
Net deferred tax asset	$ -	$ -	$ -

The Company has net operating loss carryforwards for Federal and state income tax purposes of approximately $17,000 and $43,000, respectively. In addition, the Company has research and development credit carryforwards of approximately $11,000. These carryforwards, if not utilized, will begin to expire in 2029. The effective income tax rate differs from the statutory rate primarily due to a significant change in the federal statutory rate. The Tax Cuts and Jobs Act was enacted on December 22, 2017. The Act reduces the U.S. federal corporate rate from 30% to 21%. The effect of this rate change, which is included in the current year income tax provision as a deferred benefit, resulted in a decrease of approximately $1,500 in the deferred tax asset.

A valuation allowance has been provided to the extent the Company has estimated that it is more likely than not that the deferred tax assets will not be realized.

4 - STOCKHOLDERS' EQUITY

Recapitalization
On October 6, 2016, the Company approved a plan of recapitalization under which it converted all of the outstanding shares of common stock into shares of newly created common stock and canceled the former classes of common stock. Subsequently, it retired the shares of treasury stock.

As a result of the transactions, the former common stock was reduced by $1 for the 100 shares outstanding that were converted and the 100 shares of treasury stock that were retired. In addition, the new class of common stock increased by a total of $307,500, which is the value of the increased par value of the new class of common stock and accumulated deficit increased by $307,500 for the cost of the recapitalization.

5 - RELATED PARTY TRANSACTIONS

Revenue
During the years ended December 31, 2017 and 2016, $104,500 and $52,970, respectively, of revenue is from entities owned by a stockholder of the Company.

Rent Expense
In 2017, the Company rented office space from a stockholder on a month-to-month agreement. Rent expense was $3,588 for the year ended December 31, 2017.

6 - CONCENTRATIONS OF CREDIT RISK

Revenue
During the years ended December 31, 2017 and 2016, 100% and 93%, respectively, of revenue was from two entities. See Notes 1 and 5 for additional disclosure.

7 - UNCERTAIN TAX POSITIONS

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. The Company has not yet filed any income tax returns. Management believes that there are no uncertain tax positions that require recognition or disclosure in the accompanying financial statements.

8 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through August 16, 2018, the date on which the financial statements were available to be issued.

Subsequent to December 31, 2017, the Company obtained notes payable totaling $159,500 from a related entity. The notes incur interest at a rate of 25% and repayment is due by December 31, 2018.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Optonome is pending **StartEngine Approval.**

Dilworth Park - Exterior City Hall
PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $1.07M goal
CHANNEL IS LOCKED
Optonome
Disrupting Real Estate & Home Healthcare
Small OPO
Philadelphia, PA
Health Tech
Accepting International Investment
Google

Overview Team Terms Updates Comments Share



Optonome.com

(Op-Ton-Uh-Mee): Optimum Autonomy

Home Healthcare Is A Growing Industry

More and more people are in need of a home and healthcare. With 10,000 baby boomers retiring each day, and 50,000 individuals with autism becoming adults each year, there is a widespread need for affordable housing and quality health care and work opportunities that the government cannot afford to keep up with...and this is just the beginning!



Home Healthcare Staffing Market
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000

Overall employment of home health aides, personal care aides and direct support professionals is projected to grow 41 percent from 2016 to 2026, much faster than other occupation.



Home Healthcare Industry In Disarray



A 48% turnover rate is killing the industry and costing healthcare providers billions of dollars to retrain, rehire, offer additoinal career opportunities or benefits.

As outlined in a recent report to the president, there are many conditions that contribute to the billions in expenses. The number 1 problem is the staffing crisis. Direct Support Professionals (DSPs) leave the workplace causing consumer supports to be interrupted. The transition of a new staff to properly support the individual and their customized supports costs over $2000 per new staff in management fees. The report documents this high turnover rate is related to low wages, meager benefits, physically challenging work, high accountability for mistakes, isolation from other workers and supervisors, insufficient training, professional development, and lack of career growth opportunities. It is well known in the industry as the DSP Crisis!

Housing Costs Affecting Home Healthcare

With growing rental rates and housing prices, DSPs cannot afford a home to live or invest in. A one bedroom apartment would require a DSP to work more than 87 hours a week at minimum wage or $24 an hour. Individuals with disabilities and aging in place are forced to live in sub-par conditions, institutional settings or with family (Almost 1,000,000 people as of 2014) because of their healthcare needs. The result, DSPs leave the workplace looking for higher pay and individuals with disabilities or aging in place will often trade location of the home for quality of healthcare or vice versa which is currently a hospital, institution or nursing home.



Source: Residential Information Systems Project (2017), Research and Training Center on Community Living, University of Minnesota

As recently documented by TAC In 2016, **4,845,183 adults with disabilities lived solely on Supplemental Security Income (SSI) and found that renting even a modest unit in their community would require nearly all of their monthly income**. Supplemental Security Income (SSI) is only $763 per month and In hundreds of higher-cost housing markets, the average rent for such basic units is actually much greater than the entirety of an SSI monthly payment.

Healthcare providers, government administrators, housing authorities and families all believe that housing is a social determinant of health. Housing that is stable, affordable, and meets the needs of those who are aging or have disabilities is important and can result in positive health outcomes, a higher quality of life, and savings that can be reinvested in healthcare systems. How is this possible? **With Optonome!**

An all in one application FREE to register and accessible via any device, anywhere!


Optonome
Covering The Entire Spectrum Of Home & Community Healthcare
Beacon Sensors
CHANNEL IS LOCKED
HIPAA Compliant communication
Online Training
Wayfinding
Local community Searching
*Images are of functional screens, software is still under development

Anyone can log in, navigate their local community and communicate with HIPAA compliance. Most useful for individuals with physical disabilities, intellectual disabilities and autism, to communicate with friends, family, DSP or local grocery store for assistance in finding an item or a local transportation provider if the ride is late. With any support team member able to easily register, home health aides, personal care aides, caregivers, policemen, firemen, family members, healthcare providers, manage care organizations, therapists, nurses, nursing assistants, behavioral specialist, advocates, real estate professionals, real estate agents, landlords, brokers, title companies, daycare directors, libraries, restaurants, grocery stores, construction contractors, volunteers, and any other person or business may interact with someone with home or community healthcare needs with HIPAA compliance no matter the location. *Images are of demo screens, software is still under development.*

DSPs Can Easily Pursue Housing & Career Paths In Healthcare & Real Estate To Earn Living Wages!


Step 1 - Go to Optonome.com, Register & Log in
Step 2 - View dashboard & Click on book to access course menu
Step 3 - View available courses & Click on desired course
Step 4 - View course options, Click Play & Start Learning!

Using Optonome, registered users are guided to complete tasks offline, courses online and tracked using our badging system. Some required offline items are background checks, physicals, and car insurance, or drivers license needed for employers to stay in compliance. Employers are able to securely verify credentials and communicate directly with potential employees for orientation, offline onboarding, and further training all FREE before hire. *Images are of demo screens, software is still under development.*

Home Health Providers Can Easily Share & Go Paperless With HIPAA Compliance!


Step 2 - View dashboard & Click on double arrow to access channels
Step 3 - View channels history and chat based on channel settings
Step 3 - View location
Step 4 - Fill out forms, search channels, pictures, documents, or messages



*Images are of functional screens, software is still under development

Using Optonome, Home Health providers, housing authorities and families can ensure individuals with disabilities living in community homes have staff with proper training and healthcare management tools no matter their housing location **Healthcare providers currently use Optonome because of the Slack like communication, paperless forms and FREE training based on state regulations helping them save on costs related to hiring, rehiring, retraining, overtime and ongoing paper management**. After hire providers pay $10 month/employee which includes 1 beacon sensor offering dynamic guidance based on registered user location within the home. Dynamic guidance includes training based on fire safety, medication locations, first aid kids, and updated individual support plan information. Beacon sensors help to safely share health documentation, remotely monitor items needed in the home, document outcomes with EVV, accurately report incidents, gather time sheets for payroll and bill on time. By reducing the administrative burden from healthcare providers, with Optonome, DSPs now have the opportunity to offer more to their employers in return for possible higher wages. *Images are of demo screens, software is still under development.*

Beacon Sensors Used For Proactive Monitoring & Guidance

Installed beacon sensors in homes or public facilities create trust, security, transparency, and offer secured guidance allowing staff, supervisors, families, managers and government officials to monitor, supervise onsite training and assist healthcare based on state regulations, current mood, individual history, upcoming activities, documented support plans and any other public factors that can affect the behaviors of someone with complex healthcare needs.


User 1 Checked in at 1234 Example St at 2:45pm in
User 2 Checked in at 1234 Example St at 3:45pm in Living

*Images are of demo screens, software is still under development

Beacons sensors are continuously managed by Optonome for optimal performance and replaced when faulty or when the battery is low, giving teams peach of mind. The typical range of a beacon is anywhere from 1 ft. up to 650 ft.and last up to 2 years. Our beacons help document tasks while on site helping notify supervisors if a staff is in a specific room, a staff is in a home at a certain time, whether a staff is not in the right room for a scheduled task or whether a form was completed in a set location (doctors office).


6400.83 KITCHENS



Picture 1 of Kitchen
Choose File no file selected
Picture 2 of Kitchen
Choose File no file selected
Are Utensils used for eating, drinking, and preparation of food or drink washed and rinsed after each use
No
Yes
Signature
Picture 2 of Kitchen
Are utensils used for eating, drinking and preparation of food or drink washed and rinsed after each use.
yes,
#640083 Kitchens
OPTONOME

*Images are of demo and functional screens, software is still under development

Automatically managed: medication, DSP location during administration and individual support plans (ISP) requirements with micro location stamping using beacon sensors



Living Room
Dining Room
Goto Kitchen, administer medications for John. 1st medication is Abilify.
Kitchen
Bathroom
Please provide proof of administration.

OPTONOME

*Image is of demo scenario, software is still under development

Optonome For Social Impact



Beacon Sensors
The Franklin Institute
New Job Orientation







Google

In Facility Wayfinding

Employee and Customer communication

Small Biz Online Training & Hiring

*Images are of functional screens, software is still under development

Automatically managed general contracting services with verification of punch list items using beacon sensors





Living Room
Dining Room
Goto Rec Room, Install 7 HVAC Hangers
Rec Room
Verified installation of 7 HVAC hangers with picture, supervisor signature and location documentation

OPTONOME

*Image is of of demo scenario, software is still under development

Families receiving housing vouchers from housing authorities, healthcare providers or private real estate investors can also use Optonome to shift the cost of the home and healthcare management to the landlord, property manager or small business for only $10 per month helping individuals requiring healthcare to stay safe, healthy and happy for long term tenancy. Home healthcare providers, landlords, families and real estate Investors currently use Optonome to easily communicate directly with new or existing tenants, screen new tenants, execute housing assessments based on individual support plans, create individualized housing support plans, find amenities in the local area, find and plan public transportation, locate sidewalks and curb cuts, moving needs, view accessibility around the property sign and manage leases, manage maintenance requests, communicate with contractors, and track expenses, supplies, mileage and receipts for maximum tax deductions.

Development Stage

We are live at optonome.com, registration is free with step by step instructions on how to navigate the application in our blog. Home healthcare providers hiring staff through Medicaid, Medicare and private pay can sign up, create a team and start inviting employees to provide healthcare. We anticipate launching our training courses to providers in Pennsylvania by December 2018. Families can also sign up and communicate with staff and care team members with HIPAA compliance via any web browser on their desktop or mobile device. We offer BAA agreements to healthcare providers wanting HIPAA compliant documentation and an audit trail of data between our HIPAA compliant AWS servers. We are in heavy development with changes to the user interface weekly and updates on social media and blogs.

To help offer benefits to staff and care receivers using Optonome we are leveraging the platform to manage revenue-generating affordable healthcare, housing, co-working space, activities and events in up and coming areas all tested between 2013-2017, at the following properties:
Property 1 - Renovation not complete **(Anticipated Launch March 2019)**
Property 2 - Renovation complete **(Anticipated Launch January 2019)**
Property 3 - Renovation 80% complete **(Anticipated Launch January 2019)**
Property 4 - Renovation complete **(Anticipated Launch January 2019)**
Property 5 - Renovation not complete **(Anticipated Launch December 2020)**

The Offering

INVESTMENT OPPORTUNITY

Promissory Notes (Senior Debt)

Annual Interest Rate: 20%

Initial Grace Period: 3 months (number of months after final Closing after which Periodic Payments begin)

Payment Period: Every 3 months, following the Initial Grace Period

Periodic Payment: All accrued and unpaid interest

Maturity Date: the first business day of the 21st month following the Initial Grace Period.

All outstanding principal and unpaid accrued interest shall be due and payable at the Maturity Date.

Roadmap

We plan to expand our subscription offerings into many counties across the US, acquiring mix use properties crowdfunded by the general public where we will continue to manage housing, healthcare co-working space, events and activities with transportation benefiting disadvantaged populations using Optonome.

We currently have 5 mix use properties to be under agreement with an estimated ARV of over $2,500,000 (See sales of similar properties below). All properties were Identified using our proprietary algorithm that searches real estate in up and coming counties (see housing options estimator below), Promise Zones and HUD Mainstream Voucher locations where DSPs, individuals with disabilities and those aging in place desire to live.

Property 1 Comps

1. 1431 S 53rd st, Philadelphia PA 19143
2. 1664 S 54th st, Philadelphia PA 19143
3. 1530 S. Vodges St, Philadelphia PA 19143

Property 2 Comps

1.1613 Merribrook Ln, Philadelphia, PA 19151
2. 7461 Brockton Rd, Philadelphia, PA 19151
3. 7341 Malvern Ave, Philadelphia, PA 19151

Property 3, 4 & 5 Comps

1. 4520 Chester Ave, Philadelphia PA 19143
2. 1004 S 45th st, Philadelphia PA 19143
3. 6150 Nassau Rd, Philadelphia PA 19151

Housing Options Estimator For Property Purchasers



19131
Housing Options Estimator
19XX N 57th St, 19131
1. Purchase: $60,000
2. Renovation: $30,000
3. ARV - $120,000
4. Refinance: $90,000 @ $926 per month for 15yrs
Option 1: Regular Rental - $1,300 per month
Option 2: Housing Voucher - $1,450 per month
Option 3: Home & Healthcare - $1,800 per month
Option 4: Airbnb $1,500



OPTONOME

*Image is of of demo screen, software is still under development

On site training and guidance

HEALTH WILDCATTERS PITCH DAY 2016



RELIAS LEARNING
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homecare homebase
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burst iQ
OPTONOME
FUNDRISE
REALTYSHARES
GROUNDFLOOR
Patch of Land
PRODIGY NETWORK
PeerStreet
appfolio
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PROCORE

Competitor Comparison

Upcoming Milestones!

Next 6 months

- Onboard team of executives and advisors
- Release Whitepaper
- Onboard providers, housing authorities, families, therapist counselors, nurses, pharmacist, doctors, and small businesses
- Launch bidding room for contractors, builders, developers architects, plumbers, and any real estate industry professionals
- Deliver 1st generation beacon sensors

Next 12 Months

- Launch 3 hub properties in the Philadelphia area offering mix use housing and co-working space for up to 100 people per month
- Purchase additional properties as needed
- Re-release iOS and Android applications
- Launch The Housing Options Estimator To The General Public
- Offer security token to investors and general public pegged to $1 of investment after SEC approval.

FIND US ON Instagram, Twitter, Facebook, LinkedIn, Flipboard, LOCAL Meetups In Dallas Texas, LOCAL Meetups In Philadelphia Pennsylvania



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January 2013

Started R&D to streamline home healthcare tasks

Began research and development to build a remote management system with sensors and debit cards.

January 2014

Launched Fresh Start Program

Transitioned first adult with autism from an institution into a home of their choice with trained staff based on ISP and state regulations managed by Amity Care Cloud in beta.

September 2014

Launched Amity Cloud Cloud (Optonome)

Launched iOS and Android app helping transition people to live in a home of their choice with 24-hour healthcare.

September 2014

First revenues

Expanded sales process selling Amity Care Cloud (Optonome) to local healthcare providers.

December 2014

Y-Combinator accelerator

Applied and denied into Y-Combinator after successful growth, market fit and positive feedback.

January 2015

Goldman Sachs 10,000 Small Business Accelerator

Participated into Goldman Sachs Small Business accelerator and created growth plan with strategies to scale home healthcare business model.

April 2015

Approved then denied by local banks and investors

Denied funding by more than 50 banks and investors in one year.

December 2015

Home Healthcare FREE Training & Hiring

Tested inbound hiring helping Medicaid Providers train and manage over 100 staff lowering costs before and after hire.

December 2015

Intuit Hackathon Finalist

Intuit hackathon finalist showing payroll, expense management and debit cards integrations for social impact.

September 2016

Health Wildcatters Accelerator

Participated in #1 healthcare accelerator in Texas establishing proper expansion and go to market strategies.

2017-2018

Optonome For Real Estate

Helping real estate investors, professionals and families locate, purchase and sale properties with positive revenue and equity.

Nov- Dec 2018

Mix Use Services For Social Impact

Prepare 2 locations on the same city block with 15 bedrooms, co-working space for 50-100 professionals, event space for up to 200 people.

In the Press

TELEMEDICINE | DALLASNEWS | D CEO HEALTHCARE | MedCityNews | 1 MILLION CUPS

SHOW MORE

Meet Our Team



Dennis Dicker

Founder/CEO/Chairman Of The Board

A serial entrepreneur and computer engineer who was a primary patent examiner from 2007-2014 researching and approving technologies for the USPTO - started purchasing properties in 2005 and started his own real estate company in 2007. As CEO he purchased and rented homes to underserved populations through Section 8 Vouchers, students and professionals. From 2011-2016, as Founder and Executive Director of Amity Care, he conducted research to select a population that is under-served and faces problems he knew he could fix. Then he set up a company to serve that population: adults with Autism Spectrum Disorder (ASD) or Intellectual Disabilities (ID). In 2012, he then obtained the necessary licensure and insurance certification to provide comprehensive services and 24-hour residential care for Medicaid participants. He quickly built a profitable business doing the traditional work of Medicaid-funded service providers for the target population. In 2014, The business doubled as a living laboratory when Cyndescope, Inc was incorporated. As CEO of Cyndescope Inc. he closely examined every problem in the healthcare and real estate industry and created technology-enhanced solutions, testing them and perfected them — improving his own businesses while developing products everyone can use. Optonome is built on years of experience, research, development and planning.





Stephen Sala
Sales Lead

Hi-Performance, Results-proven, Sales Leader with 15+ years of Technology experience. I am recognized for strong leadership skills and excellence in training along with development and mentoring of staff and customers.





Danielle Anderson
Economics Lead

An experienced professional in community development and grant writing with interest in planning, supervising, and coordination of community activities.





Tyron Williams
Lead Certified Investigator

An efficient provider of Investigative, Incident and risk management consultant services. For the past 8 years, held a PA Certified Investigators Certification which is accepted in multiple states across the country.





Dr. Nishikant Sonwalker
Advisor

Pioneer in Online Learning and is regarded as a leading expert in the application of brain-computer interface (BCI) for brain-wave adaptive learning, nano-technology for renewable energy applications, development of block-chain and energy-tokens. He is inventor of numerous technologies forming numerous start-up companies, such as, Sonwalkar Consulting Group, SunDensity and IntellADAPT.





Paul Shannon
Project Manager

Award-winning producer, writer, director,



Hairy Legs & Co
Technology Lead

Full-service design and development with



The Quantify Group
Accounting Lead

Outsourced controller and CFO services.



Hubert Zajicek, MD, MBA
Advisor/Investor

CEO of Healthcare Wildcatters. Specialize

and editor for television and digital media — with credits in television, entertainment, documentary, arts/education, and PR/marketing for major brands.



over 20 years experience.





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Offering Summary

INVESTMENT OPPORTUNITY

Promissory Notes (Senior Debt)

20% Annual Interest Rate

Initial Grace Period: 3 months (number of months after final Closing after which Periodic Payments begin)

Periodic Payment Period: Every 3 months, following the Initial Grace Period.

Periodic Payment Amount: All interest accrued based on investment amount

Maturity Date: the first business day of the 21st month following the Initial Grace Period.

All outstanding principal and unpaid accrued interest shall be due and payable at the Maturity Date.

(See Exhibit F to the Offering Document for a complete set of Terms)

Maximum ($1,070,000) of Promissory Notes

Minimum ($10,000) of Promissory Notes

Company	Cyndescope, Inc. (*d/b/a Amity Care Cloud; Optonome; Optonome Home; Optonome Health*)
Corporate Address	1123 N 63rd St, Philadelphia PA 19151
Description of Business	Mobile, home and community communication, training and management for real estate, small business, and healthcare.
Type of Security Offered	Promissory Notes
Minimum Investment Amount (per investor)	$252.00

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and

Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Main Video

Hi my name is Dennis Dicker, founder and CEO of Optonome. The mobile communications training and management platform Covering the entire spectrum of home and community healthcare.

Our first iteration, Amity Cloud, was a native application launched in iOS and Android app stores in 2014 and used primarily by Direct support professionals working for Medicaid home health agencies offering home and community services to adults with autism and intellectual disabilities helping them be more independent while staying in compliance with less paperwork.. let me explain why such a solution is needed and why we improved it over the years.

Running a home health agency is very difficult it's complex and expensive and in fact the traditional methods are just not working you have to hire you have to train based on state regulations you have to train them again based on the individual support plan and then you have to do payroll you have to manage the home based on state regulations and then you have to document everything to make sure you can bill on time and if anything goes wrong during that process you're paying somebody overtime and it's costing the industry more than six point six billion dollars a year

Early on while running my own agency on I felt the strain myself with turnover and trying to meet local state and Medicaid compliance requirements to bill on time…and now the industry recognizes the need for Optonome even more with published articles discussing the strain on federal and state budgets and how turnover and traditional methods are affecting the US economy to care for more people..

It is known in the home healthcare industry as the DSP Crisis because Direct Support Professionals are the #1 growing profession in the next 10 years.. and they receive non-living wages, meager benefits and overtime hours without any career advancement..forcing them to depend on government subsidies and low income housing just like their clients… This type of strain forces DSP's to quit at alarming rates leaving the home health industry in disarray.

With these problems in mind, we built Optonome to be FREE for the general public with HIPAA compliant messaging and training to become a DSP based on State regulations…Once certified DSPs can care for their loved ones or become employed by local Medicaid health providers saving providers costs before hire with an instant onboarding process. I call it inbound hiring..Get certified, set your schedule and onboard to provide customized health care or housing to disadvantaged populations based on certified skills.

Using Optonome these certified DSP's can automatically document individual support plan information, housing and regulation requirements using our beacon sensors earning higher wages with benefits as they help providers lower administrative costs.

While competitors are focusing on part of the problem we are providing a complete solution saving providers up to 95% compared to traditional methods! We built a platform that can manage the toughest regulations of Medicaid and Medicare to help home healthcare providers stay compliant and care for more people with less paperwork and less allegations of abuse and neglect, anywhere.

As we expand we are taking advantage of a vertical integration opportunity of managing mix use properties and the people that occupy them with 7-star services they desire using our existing infrastructure similar to how Amazon created AWS but for social impact! Offering communication, training and management services through Optonome Helping disadvantaged populations receive discounted housing and transportation with higher wages!

As an investor, we are inviting you to be a part of a new way of lowering real estate and healthcare costs and becoming a force for social good. Our goal is to reverse low-income areas from being pushed or bought out, by building communities that can sustain themselves by circulating money within their communities using in demand professional skills, attracting individuals requiring quality healthcare in a home of their choice.

Health Wildcatters Video 2016

Hi everybody, my name is Dennis dicker the founder of Amity Cloud a mobile communications training and management
platform covering the entire spectrum of home health care I'm a serial entrepreneur a computer engineer I like things done and done right my career started off in real estate and then at the Patent Office were working as a patent examiner for the USPTO and I was able to start a Medicaid home health agency where we've tested Amity Cloud
the past three years and we've documented more than 30,000 hours of care, we've grown to more than 50 staff and
more than 1.6 million dollars last year but running a home health agency is very difficult it's complex and expensive and in fact the traditional methods are just not working you have to hire you have to train based on state regulations you have to train them again based on the individual support plan and then you have to do payroll you have to manage the home based on state regulations and then you have to document everything to make sure you can build on time and if anything goes wrong during that process you're paying somebody overtime and it's costing the industry more than six point six billion dollars a year let me tell you how Amity Cloud streamlines the entire process save and providers thousands of dollars meet John a 28-year-old male with autism spectrum disorder
he requires 24-hour supervision and more than five staff to help them reach his goals of independent living with Amity cloud we provide free training to the general public we have a chat application similar to what's app slack or snapchat so that everyone can use it
then we offer free training for everyone, small businesses, home health providers or third parties they can use this application for field service for ten dollars per staff member and then there they can use our beacon
technology to help manage the staff while in the field I'll talk to you more about the beacon technology but it's
being used currently in the retail industry to monitor consumer behavior and provide products

at a discount rate. Our free trainings are on are at patented adaptive learning technology platform and these are based on state regulations which are different for each state.Our beacon technology provides a quality assurance for staff and additional HIPAA compliance so that only certain certain information is as noted to each person based on their GPS location and location within the home I'll tell you more about that later but back to John this is a typical day for John but what if there's a repair issue that's needed in the home and he needs to get to his appointment on time with a me cloud everybody's on n the platform even the repairman so the caregiver can document what's wrong in the home the repairman will be able to see that and also the agency provider will be able to see that and if there's a there's a supply that's needed the agency provider will be able to transfer funds onto the debit card that their repairman has to purchase needed supplies and fix the problem as soon as possible if John needs to get to his appointment his caregiver can communicate directly with the transportation provider and also the doctor ahead of time to give them updates on what's going on and if there's an when there's time to give medications if the caregiver forgets to to administer meds amity call would be able to give a notification to the caregiver to go to the specific area inside the home to administer medications while our competitors are focusing on part of the problem we're providing a complete solution that's scalable and it's saving providers up to95 percent compared to traditional methods we're reaching more we have an online magazine we're reaching more than a hundred thousand Instagram users through our different accounts we have a we have access to a database of over 17,000 home health providers and our sales lead is also a certified investigator and 15 States and he's able to demonstrate use an Amman cloud how providers are able to reduce allegations of abuse and neglect with our system we currently have 10 providers on the platform and 300 users and 70 homes and by quarter 1 2017 we'll have 2,500 users25 providers and over 500 homes and we're looking for partners to help us scale into other states our goal is to help John and many others to be more independent and use a platform that's easy to use and scalable thank you

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Promissory Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Promissory Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

        If to the Company, to: %%ADDRESS_OF_ISSUER%%

        If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Promissory Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Promissory   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[PROMISSORY NOTE FOLLOWS]

PROMISSORY NOTE

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") an amount equal to $%%VESTING_AMOUNT%%, with interest on the unpaid principal at the rate of %%INTEREST_RATE%% % per annum (the "**Amount Due**"). This note (the "**Note**") is issued as part of a series of similar notes (each a "**Note**" and collectively, the "**Notes**") to be issued pursuant to the terms of that certain Note Subscription Agreement ("**Note Subscription Agreement**"), dated as of %%TODAY%%, by and among the Company, Subscriber, and the other Subscribers thereto. This Note is subject to the following terms and conditions:

1. **Definitions**

   a. **Closing Date** means the date on which the funds are released to the Company under the Offering. In the event that multiple closings occur in this Offering, the Closing Date applicable to all Notes shall be the last closing in this Offering.
   b. **Initial Grace Period** means a 4 month period following the Closing Date.
   c. **Majority in Interest** means those Subscribers whose collective Investor Proportions is greater than 50% of the Offering Amount.

d. **Maturity Date** means the first business day of the 21st month following the Initial Grace Period.
e. **Offering** means the offering of securities under Regulation Crowdfunding under which these Notes were issued.
f. **Offering Amount** means the aggregate amount of Notes that all Subscribers have purchased in connection with the Offering.
g. **Periodic Payment** means, with respect to each applicable 3 month period, the payment by the Company in the amount equal to all interest accrued based on investment amount.
h. **Principal** means, with respect to each Subscriber, the amount contributed by the Subscriber and is identified above in this Note.
i. **Repayment Triggering Event** means an event or series of events by which (i) the persons who hold equity interests in the Company on the Closing Date cease to own and control at least 51% of the equity interests in the Company on a fully diluted basis, (ii) the Company merges, consolidates or enters into any similar combination with any other entity (with or without the Company being the continuing or surviving entity), (iii) the Company disposes all or substantially all of its assets to any other entity, or (iv) the Company liquidates, winds up or dissolves itself (or suffers any liquidation, windup, or dissolution).

2. **Note Payments**

   a. In consideration for the proceeds of the Note and subject to the terms and conditions of the Note Subscription Agreement, the Company agrees to make Periodic Payments to the Subscriber in arrears by the 7th business day after the close of the 3 month period following the Initial Grace Period until the Company has paid 100% of the Amount Due to the Subscriber.
   b. If the amount of a scheduled Periodic Payment exceeds the unpaid balance of the Amount Due, the Company shall pay to the Subscriber an amount equal to the unpaid balance of the Amount Due to the Subscriber in lieu of such Periodic Payment. In no event shall the Company be obligated to pay any amount to the Subscribers in excess of the Amount Due.
   c. The Company may, in its sole discretion and without penalty, prepay the Notes in whole or in part.
   d. If the Company's payment of any Periodic Payment due hereunder is more than 10 days late, the Company shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next Periodic Payment.
   e. If, on the Maturity Date, the Subscribers have not received an aggregate amount of Periodic Payments and prepayments equal to Amount Due, the Company shall, within 10 business days of the Maturity Date, pay to each Subscriber an amount equal to the unpaid balance of the Investor Proportion of the Total Payment.

3. **Events of Default**

   Each of the following shall constitute an "Event of Default"

   a. The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.
   b. The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues for 10 business days.
   c. The Company's breach of any other covenants made by it hereunder and such breach continues for 10 business days.
   d. Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
   e. The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
   f. The entry of any final judgment against the Company for an amount in excess of $100,000, if

undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

g. The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

h. Any representation or warrant made by the Company under the Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur under this clause if the underlying issue is capable of being remedies and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

i. The occurrence of a Repayment Triggering Event.

4. **Remedies**

a. If any Event of Default occurs, the unpaid portion of the Amount Due, and all other amounts payable hereunder to the Subscriber shall become immediately due and payable by the Company to the Subscriber.

b. If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Company and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the principal and interest payable hereunder.

5. **General**

a. **Transfer; Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Subscriber. Notwithstanding the foregoing, the Subscriber may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and Revenue Sharing Percentage will be issued to the transferee.

b. **Governing Law.** This Note and all acts and transactions pursuant hereto and the rights and obligations of the Company and the Subscriber shall be governed, construed and interpreted in accordance with the laws of the State of %%STATE_INCORPORATED%%, without giving effect to principles of conflicts of law.

c. **Notices.** Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient when delivered personally, by overnight courier, or sent by email or fax (upon customary confirmation of receipt), or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address or fax number as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

d. **Amendments and Waivers.** Any term of this Note may be amended only with the written consent of the Company and the Majority in Interest; provided, however, that any such amendment or waiver that applies to or affects any Subscriber in any manner different than such amendment or waiver applies to or affects other Subscribers shall require the written consent of the Subscribers representing a majority of the outstanding principal amount of indebtedness represented by all Notes held by such Subscribers that are so differently affected. Any amendment or waiver effected in accordance with this Section 5 shall be binding upon the Company, each Subscriber and each transferee of any Note.

e. **Entire Agreement.** This Note, together with the Subscription Agreement and the documents referred to therein, constitutes the entire agreement between the Company and the Subscriber pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the Company and the Subscriber are expressly canceled.

f. **Counterparts.** This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

g. **Loss of Note.** Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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